

January 3, 2023

Todd Waltz
Chief Financial Officer
AEMETIS, INC
20400 Stevens Creek Blvd., Suite 700
Cupertino, CA 95014

      Re: AEMETIS, INC
          Form 10-K filed March 10, 2022
          Form 8-K filed November 3, 2022
          File No. 001-36475

Dear Todd Waltz:

We have reviewed your December 27, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2022 letter.

Item 2.02 Form 8-K dated November 3, 2022

Exhibit 99.1, page 1

1.   You indicate in your response to prior comment 2 that the cash receipt of a $14.2 million grant from the United States Department of Agriculture Biofuel Produce Program was not an adjustment in your reconciliation of net loss to Adjusted EBITDA because you use and communicate Adjusted EBITDA to investors as a proxy for the Company's source or use of cash during the period.   We have the following additional comments:
    •   Your disclosures indicate that you provide non-GAAP measures as a supplement to financial results based on GAAP. We also note that you reconcile Adjusted EBITDA to net income (loss). Please confirm that you will revise your disclosures to clarify why you present Adjusted EBITDA and reconcile this non-GAAP liquidity measure to the most comparable GAAP liquidity measure (e.g., cash flows from operating

activities). Refer to Rule 10(e)(1)(i)(b) of Regulation S-K; and

- Please note that any non-GAAP performance measure that excludes the $14.2 million grant may not be in compliance with Question 100.03 of the non-GAAP C&DIs. In this regard, the fact that the grant was paid in cash does not sufficiently explain why it is not an appropriate adjustment to arrive at Adjusted EBITDA, as currently presented as a performance measure.

You may contact Jeanne Baker at 202-551-3691or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services